SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

From: 14 May 2013

TURQUOISE HILL RESOURCES LTD.

(Translation of Registrant’s Name into English)

Suite 615 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☐            Form 40-F  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐             No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

Enclosed: News Release – TRQ First Quarter Financials

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURQUOISE HILL RESOURCES LTD.

Date: 14 May 2013	By:	/s/ Dustin Isaacs
DUSTIN S. ISAACS
General Counsel &
Corporate Secretary

May 13, 2013

Press release

Turquoise Hill Resources announces financial results and review of operations for the first quarter of 2013

VANCOUVER, CANADA – Turquoise Hill Resources today announced its financial results for the quarter ended March 31, 2013. All figures are in US dollars unless otherwise stated.

HIGHLIGHTS

•	Construction of the Oyu Tolgoi open-pit mine and concentrator complex was complete at the end of Q1’13 and mine infrastructure was substantially complete.

•	As commissioning at Oyu Tolgoi progressed during Q1’13, concentrator production rates have progressively increased and have recently achieved daily run rates of up to 60% of capacity.

•	By the end of June 2013, it is anticipated that the concentrator will be consistently running at production rates of 70% of nameplate capacity and shipments of concentrate will have begun.

•

During Q1’13, underground lateral development at Hugo North advanced an additional 1,319 metres and construction of Shaft #2 reached 82% of its final depth. Sinking activity for Shaft #5 commenced in April 2013.

•	Turquoise Hill and Rio Tinto continue to have productive discussions with the Government of Mongolia and all parties have agreed to ongoing talks with a goal of resolving matters in the near term.

•	Oyu Tolgoi project financing timetable is well advanced with the signing of final documents expected by the end of Q2’13.

•	As at April 30, 2013, Oyu Tolgoi had approximately 11,750 employees – 89% Mongolian nationals – and is on track to meet its 90% Mongolian workforce commitment.

•	SouthGobi resumed operations on March 22, 2013 and expects to produce 3.2 million tonnes of semi-soft coking coal in 2013.

•	During Q1’13, Ivanhoe Australia’s Osborne copper-gold complex milled approximately 255,000 tonnes of ore and produced approximately 14,700 dry metric tonnes of concentrate.

•	Turquoise Hill’s consolidated cash position was $580.6 million at March 31, 2013 and approximately $361.4 million at May 13, 2013.

Turquoise Hill Resources Ltd. World Trade Centre Suite 615 - 999 Canada Place Vancouver, British Columbia Canada V6C 3E1 T 604 688 5755 www.turquoisehill.com

Commenting on first quarter results, Kay Priestly, Turquoise Hill Chief Executive Officer, said, “Full-scale operations at Oyu Tolgoi are on the near-term horizon. Commissioning at Oyu Tolgoi continues to progress with the concentrator recently achieving daily run rates of up to 60% of capacity. By the end of June 2013, we expect production rates at the concentrator to be consistently running at 70% of capacity and to have started shipping concentrate. Additionally, the project financing timetable is well advanced and we anticipate the signing of final documents by the end of the second quarter 2013.”

FINANCIAL RESULTS

In Q1’13, Turquoise Hill recorded a net loss of $50.7 million ($0.05 per share), compared to a net loss of $80.6 million ($0.10 per share) in Q1’12, which was a decrease of $29.9 million. Results for Q1’13 included $44.0 million in revenue; $8.2 million in interest income; a $0.7 million change in the fair value of SouthGobi’s embedded derivatives and $31.2 million of net loss attributable to non-controlling interests. These amounts were offset by $68.8 million in cost of sales; $18.1 million in exploration and evaluation expenses; $14.6 million in other operating expenses; $15.8 million in general and administrative expenses; $5.0 million in interest expense; $1.9 million in foreign exchange losses and a $1.3 million share of loss of significantly influenced investees.

Turquoise Hill’s cash position, on a consolidated basis at March 31, 2013, was $580.6 million. As at May 13, 2013, Turquoise Hill’s consolidated cash position was approximately $361.4 million.

OYU TOLGOI COPPER-GOLD MINE

Construction of the Oyu Tolgoi open-pit mine and concentrator complete at the end of Q1’13

At the end of Q1’13, construction of the Oyu Tolgoi open-pit mine and concentrator complex was complete, and mine infrastructure was substantially complete. Total capital invested in the initial development and construction of the Oyu Tolgoi mine to March 31, 2013 was approximately $6.0 billion. The final cost for the initial development and construction is expected to be approximately $6.2 billion, excluding foreign-exchange exposures.

During Q1’13, additions to property, plant and equipment for the Oyu Tolgoi mine totalled $225.2 million (Q1’12: $608.0 million), which included development costs.

Major updates for Q1’13 and plans for Q2’13 include the following:

•	On January 31, 2013, the Oyu Tolgoi mine produced its first copper-gold concentrate. This comes following the processing of first ore through the concentrator in early January 2013.

•

In Q1’13, a total of 24.5 million tonnes of material was moved from the open pit, 8.5 million tonnes of ore was moved to the stockpile and approximately 875,000 tonnes of ore was delivered to the crusher. During Q1’13, approximately 525,000 tonnes of ore was processed by the concentrator.

•

Oyu Tolgoi continues to commission the concentrator. Production rates have progressively increased and have recently achieved daily run rates of up to 60% of nameplate capacity. It is anticipated that the concentrator will be consistently running at production rates of 70% of nameplate capacity and begin shipments of concentrate by the end of June 2013, subject to the resolution of the issues being discussed with the Government of Mongolia.

•	Underground lateral development at the Hugo North Deposit continued and 1,319 metres were achieved during Q1’13. As at March 31, 2013, the total distance excavated was approximately 13.7 kilometres.

•	Construction of Shaft #2 continued during Q1’13. The depth of the shaft is now 1,081 metres below surface, 82% of its final 1,319 metre depth.

•	Sinking activity for Shaft #5 commenced in April 2013. Shaft #5 will provide primary ventilation for underground operations and is expected to have a final depth of approximately 1,200 metres.

•

Construction of infrastructure was behind schedule at the end of Q1’13 due to slower progress in the building of the Oyu Tolgoi-Gashuun Sukhait road to the Mongolia-China border and the diversion of the Undai River, which began in December 2012. Road work was suspended for the winter, however the transportation of concentrate to the border is not expected to be impacted.

•

Long-term sales contracts have been signed for 75% of the Oyu Tolgoi mine’s concentrate production in the first three years, while 50% of concentrate production is contracted for ten years (subject to renewals). In addition to the signed contracts, in principle commitments have been made at international terms for up to 25% of the concentrate available for export. These commitments range from three to ten years and are subject to the conclusion of detailed sales contracts.

Discussions with the Government of Mongolia

Turquoise Hill and its majority shareholder Rio Tinto plc (Rio Tinto) continue to have productive discussions with the Government of Mongolia on a range of issues related to the implementation of the Investment Agreement, including project development and costs, the operating budget, project financing, management fees and governance. While progress on these issues has been made, all parties have agreed to continue discussions with a goal of resolving the issues in the near term. The Oyu Tolgoi Board of Directors has approved continued funding to progress the project as discussions with the Government of Mongolia proceed.

Project financing timetable well advanced with signing of final documents expected by the end of Q2’13

Turquoise Hill and Rio Tinto have been actively engaged with lenders to finalize the project financing plan and term sheet with the aim of raising approximately $4 billion. Turquoise Hill, Rio Tinto and the lenders have agreed to a debt ceiling above the expected $4 billion in funding, which will allow for future financial flexibility.

In January 2013, a variety of international banks conducted a site visit to the Oyu Tolgoi mine. In late February 2013, the boards of the European Bank of Reconstruction and Development (EBRD) and the International Finance Corporation (IFC) approved their respective participation in project financing. On April 17, 2013, Rio Tinto signed commitment letters with 15 global banks that locked in pricing and terms. In addition to the approval of the EBRD and the IFC, the Oyu Tolgoi project financing has been conditionally approved by the boards of Export Development Canada, Australian Export Finance and Insurance Corporation, and Export-Import Bank of the United States.

The signing of binding documents is expected by the end of June 2013. Project financing is subject to the approval of the Oyu Tolgoi Board of Directors, which includes representatives from the Government of Mongolia.

Oyu Tolgoi on track to meet its 90% Mongolian workforce commitment

Employment at Oyu Tolgoi continues to focus on utilizing Mongolian men and women whose skills are being developed, and who are receiving training throughout the construction phase. As at April 30, 2013, Oyu Tolgoi employed approximately 11,750 people; 89% (approximately 10,490) are Mongolian nationals.

Oyu Tolgoi has committed more than $126 million in funding over five years for education and training programs in Mongolia. The majority of the projects and initiatives under this funding are targeting the building of a Mongolian talent pipeline for the future.

Development and exploration drilling continued in Q1’13

At Hugo North Lift #1, 5,602 metres of infill drilling were completed. The drilling is designed to bring the first seven years of production into the measured resource confidence category and is continuing into Q2’13.

During Q1’13, exploration drilling continued at the Oyu Tolgoi mine and approximately 2,000 metres of surface diamond drilling was completed by one drill rig. Surface exploration included approximately 900 metres of drilling on the Oyu Tolgoi mining licence and approximately 1,000 metres of drilling on Entrée Gold’s Javkhlant mining licence. The reduced drilling is a result of a change in emphasis in 2013 to data compilation, 3D modelling and interpretation to generate the next series of prioritized exploration targets.

Validation of the Heruga datasets is complete and updating of the Heruga geology model is underway. A new resource estimate is being developed to incorporate the Heruga North resource potential.

SOUTHGOBI RESOURCES

Sales and operations at SouthGobi’s Ovoot Tolgoi coal mine

Operations at the Ovoot Tolgoi mine resumed on March 22, 2013, and SouthGobi plans to produce 3.2 million tonnes of semi-soft coking coal in 2013. Although operations at the Ovoot Tolgoi mine have resumed, SouthGobi continues to minimize uncommitted capital expenditures and exploration expenditures in order to preserve its financial resources.

As a result of the continued weakness of SouthGobi’s share price, Turquoise Hill conducted an impairment analysis whereby the carrying values of its property, plant and equipment related to the Ovoot Tolgoi mine were assessed. The analysis did not result in the identification of impairment. The estimates and assumptions incorporated in the impairment analysis are subject to certain risks and uncertainties which may materially affect the future net cash flows expected to be generated.

In Q1’13, SouthGobi recorded revenue of $3.3 million compared to $40.2 million in Q1’12. In Q1’13, SouthGobi sold approximately 80,000 tonnes of coal at an average realized selling price of $45.02 per tonne compared to sales of approximately 840,000 tonnes of coal at an average realized selling price of $56.79 per tonne in Q1’12. In Q1’13, SouthGobi generated revenue through the sale of existing coal stockpiles. In Q1’13, SouthGobi’s sales volume and average realized selling price were negatively impacted by the continued softness of the inland China coking coal markets closest to SouthGobi’s operations. Market participants continue to deplete their existing stockpiles on the Mongolian and Chinese sides of the Shivee Khuren-Ceke crossing at the Mongolia-China border, and this movement provides some indication of future sales once the remaining stockpiles are depleted in Q2’13. However, this situation has adversely impacted SouthGobi’s ability to sign new contracts to date.

Cost of sales was $22.1 million in Q1’13, compared to $30.4 million in Q1’12. In Q1’13, cost of sales included $16.4 million of idled mine costs due to the curtailment of mining activities at Ovoot Tolgoi, compared to $nil in Q1’12. Cost of sales is comprised of the direct cash costs of product sold, mine administration cash costs of product sold, idled mine costs, inventory impairments, equipment depreciation, depletion of mineral properties and share-based compensation expense. The decrease in cost of sales from Q1’12, excluding idled mine costs, was primarily due to lower sales volumes.

Coal processing infrastructure

In February 2012, SouthGobi successfully commissioned the dry-coal handling facility (DCHF) at the Ovoot Tolgoi mine. The DCHF has the capacity to process nine million tonnes of run-of-mine (ROM) coal per year. The DCHF includes a 300-tonne-capacity dump hopper, which receives ROM coal from the Ovoot Tolgoi mine and feeds a coal rotary breaker that sizes the coal to a maximum of 50 millimetres and rejects oversize ash. The DCHF is anticipated to reduce screening costs and improve yield recoveries. SouthGobi has received all permits to operate the DCHF. However, the 2013 mine plan considers only limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and can be sold raw or processed directly through the wet washing facility.

SouthGobi has an agreement with Ejinaqi Jinda Coal Industry Co. Ltd (Ejin Jinda) to toll-wash coals from the Ovoot Tolgoi mine. Ejin Jinda’s wet washing facility is located in China approximately 10 kilometres from the Mongolia-China border crossing and approximately 50 kilometres from the Ovoot Tolgoi mine. Primarily, medium and higher-ash coals with only basic processing through Ovoot Tolgoi’s onsite DCHF will be transported from the Ovoot Tolgoi mine to the facility. Based on preliminary studies, SouthGobi expects that the washed coal generally will meet semi-soft coking coal specifications. SouthGobi expects to commence wet washing coals in the second half of 2013.

Governmental, regulatory and internal investigations

SouthGobi is subject to continuing investigations by the Mongolian Independent Authority Against Corruption (IAAC) and the State Investigation Office (SIA) in the Republic of Mongolia regarding allegations against SouthGobi and some of its employees involving possible breaches of Mongolian laws, including anti-corruption and taxation laws. Certain of those allegations (including allegations of bribery, money laundering and tax evasion) have been the subject of public statements and Mongolian media reports, both prior to and in connection with the recent trial and conviction of the former Chairman and the former director of the Geology, Mining and Cadastral Department of the MRAM, and others. SouthGobi was not a party to that case. SouthGobi understands that the court’s decision is the subject of an appeal.

Through SouthGobi’s Audit Committee (comprised solely of independent directors), SouthGobi is conducting an internal investigation into possible breaches of law, internal corporate policies and codes of conduct arising from the allegations that have been raised.

Pending the completion of the various investigations, SouthGobi, through its Board of Directors and new management, has taken a number of steps to focus on ongoing compliance by employees with all applicable laws, internal corporate policies and codes of conduct, and with SouthGobi’s disclosure controls and procedures and internal controls over financial reporting.

IVANHOE AUSTRALIA

Ivanhoe Australia recognized revenue of $40.7 million during Q1’13 (Q1’12: $nil) from two shipments of concentrate and one of doré and incurred exploration and evaluation expenses of $8.3 million (Q1’12 $42.1 million). The Q1’13 reduction in expenditure from Q1’12 was a result of cost savings identified by the strategic review released in August 2012.

Osborne copper-gold operation

During Q1’13, Ivanhoe Australia mined 260,439 tonnes of ore from the Osborne copper-gold operation’s three underground mines – Kulthor, Osborne and Starra 276. In 2013, Ivanhoe Australia expects to mine between 1.4 million and 1.6 million tonnes of ore from these three mines.

Ivanhoe Australia completed the development of the Starra 276 underground mine in February 2013 and successfully commenced production at Starra 276 in mid-March 2013. Mining at Starra 276 will continue to ramp up until a full production rate of approximately 650,000 tonnes per year is reached, which is expected to occur during Q2’13. The haul road linking the Starra 276 mine to the Osborne processing facility was completed in early 2013 to enable transport of Starra 276 ore to the processing plant.

In Q1’13, the Osborne copper-gold operation milled 254,639 tonnes of ore. Recovery rates averaged 88.1% for copper and 69.5% for gold, and the plant produced 14,709 dry metric tonnes of concentrate containing 3,461 tonnes of copper. Gold production, in both concentrate and doré, totalled 4,817 ounces.

Merlin Molybdenum-Rhenium Project

Work continued during Q1’13 on the value engineering program, which is expected to be finalized in Q2’13. The value engineering program is aiming to enhance the Merlin project’s economics.

Metallurgical testwork aimed at increasing the concentrate grade has been completed with the work demonstrating that the grade can be lifted from 30%, as detailed in the 2012 feasibility study, to over 40%. Concentrate of this quality allows consideration of reducing capital costs associated with the roaster.

Mining optimization studies have shown that the production rate can be lifted to 550,000 tonnes per year, an increase of 10% over the feasibility study rate, with a corresponding increase in metal production and reduction in operating costs. Initial indications are that the project will have a positive net present value under forecast long-term molybdenum and rhenium prices. It is expected that Phase 1 of the value engineering program will support continuation of further optimization work planned to lead ultimately to the output of a revised feasibility study.

KYZYL GOLD PROJECT

On February 13, 2013, Turquoise Hill announced that it had signed a binding agreement with Sumeru Gold BV for the sale of Turquoise Hill’s 50% interest in Altynalmas for total cash consideration of $300 million. Completion of the proposed transaction is subject to customary closing conditions, including regulatory approvals from the Republic of Kazakhstan’s competent authorities. The transaction is expected to close in Q2’13.

QUALIFIED PERSON

Disclosure of a scientific or technical nature in this MD&A in respect of the Oyu Tolgoi mine was prepared under the supervision of Kendall Cole-Rae, B.Sc (Geology), an employee of Rio Tinto, registered member of the Society for Mining, Metallurgy and Exploration (SME #4138633) and a “qualified person” as that term is defined in NI 43-101.

SELECTED QUARTERLY DATA

	Quarter Ended
	Mar-31	Dec-31	Sep-30	Jun-30
($ in millions of dollars, except per share information)	2013	2012	2012	2012
Revenue	$44.0	$41.6	$23.8	$28.2
Cost of sales	(68.8)	(70.8)	(57.2)	(49.7)
Exploration, evaluation and other operating expenses	(32.7)	(131.7)	(55.3)	(65.1)
General and administrative	(15.8)	(23.7)	(18.3)	(81.0)
Financing costs	—	—	—	(164.4)
Foreign exchange (losses) gains	(1.9)	(7.9)	13.9	(8.7)
Change in fair value of derivative	—	—	176.2	18.5
Change in fair value of embedded derivatives	0.7	0.6	12.9	26.8
Net (loss) income from continuing operations attributable to parent	(50.7)	(182.4)	114.3	(285.9)
Loss from discontinued operations attributable to parent	—	—	—	—

Net (loss) income attributable to parent	(50.7)	(182.4)	114.3	(285.9)

Basic (loss) income per share attributable to parent
Continuing operations	($0.05)	($0.18)	$0.12	($0.35)
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	($0.05)	($0.18)	$0.12	($0.35)

Diluted (loss) income per share attributable to parent
Continuing operations	($0.05)	($0.18)	$0.12	($0.35)
Discontinued operations	$0.00	$0.00	$0.00	$0.00

Total	($0.05)	($0.18)	$0.12	($0.35)

	Mar-31	Dec-31	Sep-30	Jun-30
	2012	2011	2011	2011
Revenue	$40.2	$51.0	$60.5	$47.3
Cost of sales	(30.4)	(60.8)	(54.0)	(49.7)
Exploration, evaluation and other operating expenses	(76.8)	(88.2)	(79.6)	(68.6)
General and administrative	(31.5)	(34.6)	(21.4)	(19.5)
Foreign exchange gains (losses)	9.9	13.3	(35.6)	2.3
Change in fair value of embedded derivatives	(0.8)	10.8	62.1	70.4
Gain on settlement of note receivable	—	—	103.0	—
Net (loss) income from continuing operations attributable to parent	(80.6)	(85.8)	16.4	0.6
Loss from discontinued operations attributable to parent	—	—	(9.1)	—

Net (loss) income attributable to parent	(80.6)	(85.8)	7.3	0.6

Basic (loss) income per share attributable to parent
Continuing operations	($0.10)	($0.04)	$0.02	$0.00
Discontinued operations	$0.00	$0.00	($0.01)	$0.00

Total	($0.10)	($0.04)	$0.01	$0.00

Diluted (loss) income per share attributable to parent
Continuing operations	($0.10)	($0.04)	$0.02	$0.00
Discontinued operations	$0.00	$0.00	($0.01)	$0.00

Total	($0.10)	($0.04)	$0.01	$0.00

About Turquoise Hill Resources

Turquoise Hill Resources (NYSE, NASDAQ & TSX: TRQ), formerly Ivanhoe Mines, is an international mining company focused on copper, gold and coal mines in the Asia Pacific region. The company’s primary operation is its 66% interest in the Oyu Tolgoi copper-gold-silver mine in southern Mongolia. Other assets include a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 57% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA); and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan, which is in the process of being sold.

Contacts

Investors	Media
Jason Combes Office: +1 604 648 3920 Email: jason.combes@turquoisehill.com	Tony Shaffer Office: +1 604 648 3934 Email: tony.shaffer@turquoisehill.com

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Forward-looking statements

Certain statements made herein, including statements relating to matters that are not historical facts and statements of Turquoise Hill’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such statements or information. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which the Company will operate in the future, including the price of copper and gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements and information include, among others, copper and gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

These statements and information include, but are not limited to: statements respecting anticipated business activities; statements regarding the Company’s outlook for 2013; planned expenditures and projections regarding the Company’s ability to meet its obligations; anticipated financing arrangements; corporate strategies; proposed acquisitions and dispositions of assets; discussions with third parties respecting material agreements; statements about the Oyu Tolgoi mine’s anticipated production; statements concerning the schedule for carrying out and completing construction of the Oyu Tolgoi mine; the statement concerning the expected timing of initial production from the Hugo North block-cave mine; statements related to the expected final costs for the initial development and construction of the Oyu Tolgoi mine; the statement that it is anticipated that the concentrator will be consistently running at production rates of 70% of nameplate capacity and begin shipments of concentrate by the end of June 2013; the statement regarding the final depth of Shaft #5; the statement that the transportation of concentrate to the border is not expected to be impacted by the suspension of road work for the winter; the statement regarding the aim of raising $4 billion in project financing; the statement that the signing of binding project financing documents is expected by the end of June 2013; the statement concerning the underground feasibility study’s expected release date in the first half of 2014; the statement that actual operating data for the Oyu Tolgoi mine is expected to be incorporated into the feasibility study; the statement that ongoing work being undertaken on the feasibility study may result in opportunities to improve the economics through cost reductions and optimizations of the mine plan; the statement that Oyu Tolgoi plans to complete a focused and structured review of the feasibility study work to support future capital approvals; statements concerning the expected markets and contracts for concentrate produced at the Oyu Tolgoi mine; the statement that Oyu Tolgoi is on track to meet its commitment to employing a minimum 90% Mongolian workforce during the Oyu Tolgoi mine’s operations stage; statements regarding the strategy of the Oyu Tolgoi exploration program; the statement that the DCHF is anticipated to reduce screening costs and improve yield recoveries; the statement that the Ovoot Tolgoi 2013 mine plan considers only limited utilization of the DCHF at the latter end of 2013 due to higher quality coals being mined that likely will not require processing through the DCHF and can be sold raw or processed directly through the wet washing facility; mining plans and production forecasts for the coal mine at Ovoot Tolgoi, including the statement concerning the expectation that washed coal generally will meet semi-soft coking coal specifications; the statement that SouthGobi expects to commence wet washing coals in the second half of 2013; the statement that while the IAAC orders restrict the use of SouthGobi’s in-country funds pending the outcome of the investigation, they are not expected to have a material impact on SouthGobi’s activities in the short term, although they could create difficulties for SouthGobi in the medium to long term; the statement that SouthGobi intends to take all necessary steps to protect its ability to continue to conduct its business activities in the ordinary course; the statement that the investigations could result in one or more Mongolian, Canadian, United States or other governmental or regulatory agencies taking civil or criminal action against SouthGobi or any of its affiliates, including the Company, or any of the current or former employees of the foregoing; the statement that the likelihood or consequences of such an outcome are unclear at this time but could include financial or other penalties, which could be material, and which could have a material adverse effect on SouthGobi; statements concerning expected 2013 mine production from the Osborne copper-gold operation’s mines; the statement that the value engineering program is expected to be finalized in Q2’13; the statement that initial indications are that the Merlin project will have a positive net present value under forecast long-term molybdenum and rhenium prices; the statement that Phase 1 of the value engineering program will support continuation of further optimization work planned to lead ultimately to the output of a revised feasibility study; the statement that an update of the mineral resource model and a review of the geology of the SWAN zone is expected to be completed during Q2’13; the statement that a revision of the scoping study is expected to be completed in Q3’13; the statement that the sale of the Company’s interest in Altynalmas is expected to close in Q2’13; statements regarding the Company’s, SouthGobi’s and Ivanhoe Australia’s future liquidity; the impact of amendments to the laws of Mongolia and other countries in which Turquoise Hill carries on business, particularly with respect to taxation; statements concerning foreign-exchange rate volatility; statements concerning global economic expectations and future demand for commodities; statements regarding the Company’s anticipated production level and production milestones; statements about the anticipated timing, cost and outcome of plans to continue the development of non-core projects, and other statements that are not historical facts.

All such forward-looking information and statements are based on certain assumptions and analyses made by Turquoise Hill’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” elsewhere in the Company’s MD&A. The reader is cautioned not to place undue reliance on forward-looking information or statements.

The MD&A also contains references to estimates of mineral reserves and mineral resources. The estimation of reserves and resources is inherently uncertain and involves subjective judgments about many relevant factors. The accuracy of any such estimates is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that such mineral reserves and mineral resources can be mined or processed profitably. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Except as required by law, the Company does not assume the obligation to revise or update these forward-looking statements and forward-looking information after the date of this document or to revise them to reflect the occurrence of future unanticipated events.